

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Kangbin Zheng
Chief Executive Officer
CN ENERGY GROUP. INC.
Building 2-B, Room 206, No. 268 Shiniu Road
Liandu District, Lishui City, Zhejiang Province
The PRC

> **Re:  CN ENERGY GROUP. INC.**
> **Registration Statement on Form F-3**
> **Filed April 29, 2022**
> **File No. 333-264579**

Dear Mr. Zheng:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3, Filed April 29, 2022

Cover Page

1.  We note your disclosure on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries. Please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

2.  We note the following statement on the cover page: "PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of our subsidiaries, significant depreciation or a complete loss of the value of our securities, or a complete hindrance of

our ability to offer, or continue to offer, our securities to investors." Please revise to make expressly clear whether the legal and operational risks associated with being based in or having the majority of the company's operations in China could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

3.  We note your disclosure here regarding the structure of cash flows within your organization. Please update your disclosure to disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail.

4.  Please revise the definition of "China" or the "PRC" to include Hong Kong and Macau.

Prospectus Summary, page 1

5.  We note the corporate structure diagram on page 27 of the Form 20-F for the year-ended September 30, 2021. Please revise here to provide early in the prospectus summary a diagram of the company's corporate structure.

6.  We note your statement on page 7: "The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC." Please revise to describe the restrictions on foreign exchange.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:  Ying Li, Esq.